FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated July 20, 2005, titled “CN announces new share repurchase program, declares third-quarter 2005 dividend”.

Item 1

News
FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN announces new share repurchase program, declares third-quarter 2005 dividend

MONTREAL, July 20, 2005 — CN announced today that its Board of Directors has authorized a normal course issuer bid to purchase for cancellation up to 16 million, or approximately six per cent, of the common shares outstanding of the Company not held by its insiders on July 8, 2005. Approximately 275.4 million CN common shares were issued and outstanding on that date.

The price CN will pay for any common shares will be the market price at the time of acquisition, plus brokerage fees.

This new share buy-back follows the recent completion of the Company’s 14-million common share repurchase program announced in October 2004, under which CN paid an average price per share of C$72.94.

The new repurchase program – starting July 25, 2005, and ending no later than July 24, 2006 – will be conducted through the facilities of the Toronto and New York stock exchanges and will conform to their regulations.

Claude Mongeau, executive vice-president and chief financial officer of CN, said: “CN’s superior free cash flow generation capacity and strong balance sheet provide the Company with considerable financial and strategic flexibility. CN’s management and directors believe this new share buy-back program is a sound use of cash to enhance shareholder value.”

CN also announced today that its Board of Directors has approved a third-quarter 2005 dividend on the Company’s common shares outstanding. A quarterly dividend of twenty-five cents (C$0.25) per common share will be paid on Sept. 30, 2005, to shareholders of record at the close of business on Sept. 9, 2005.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risks and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, its 2004 Annual and 2005 Quarterly Consolidated Financial Statements and notes thereto, and Management’s Discussion and Analysis, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 21, 2005	By:	/s/ Cristina Circelli

		Name:	Cristina Circelli
		Title:	General Counsel